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PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 29, 2019

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VIA EDGAR

Ms. Christine Torney

Mr. Kevin Vaughn

Mr. Jeffrey Gabor

Ms. Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)
Registration Statement on Form F-1

Dear Ms. Torney, Mr. Vaughn, Mr. Gabor, and Ms. Westbrook:

On behalf of our client, I-Mab, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted to the Commission on October 4, 2019, as well as two copies of the filed exhibits. Pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), the Company is, concurrently with the filing of the Registration Statement, also filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review.

Securities and Exchange Commission

October 29, 2019

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and commence the road show no earlier than 15 days after the date hereof pursuant to the JOBS Act. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

Securities and Exchange Commission

October 29, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jingwu Zhang Zang, Director, I-Mab

Jielun Zhu, Director and Chief Financial Officer, I-Mab

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP